Exhibit 99.5

UNOFFICIAL ENGLISH TRANSLATION OF THE PROPOSAL TO PARTIALLY AMEND THE ARTICLES OF ASSOCIATION OF LILIUM N.V.

as such will be proposed to the extraordinary general meeting of shareholders to be held on Wednesday, September 18, 2024, at 2:30 p.m. CEST at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The left column shows the current text of the relevant provisions of the articles of association to be amended. The middle column shows the proposed amendments. The right column provides a short explanation of the proposed amendments.

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CURRENT TEXT	PROPOSED AMENDMENT	EXPLANATORY NOTES
Article 5. Register of Shareholders.	Article 5. Register of Shareholders.

1.          Each Shareholder, each usufructuary and each pledgee of a Share is required to give notice to the Company of their (email) address and shall ensure that the Company is informed of such (email) address. If an electronic address is disclosed by the Shareholder, usufructuary or pledgee of a Share for the purpose of entry into the register, such disclosure is deemed to entail the consent to receive all notifications and announcements for a meeting via electronic means.

2.          The Board shall keep a register in which the names and (email) addresses of all Shareholders are recorded, showing the date on which they acquired the Shares, the date of the acknowledgement or notification, and the amount paid on each Share. Also recorded in the register are the names and (email) addresses of usufructuaries and pledgees, showing the date on which they acquired such rights, the date of the acknowledgement or notification, and also specifying whether or not the voting rights attached to the Shares accrue to them. The register may, at the discretion of the Board, be kept in more than one copy and at more than one address. Part of the register may be kept outside the Netherlands in order to comply with applicable foreign statutory provisions or applicable listing rules. The Board may delegate its duty to keep the register to one or more agents for the purposes as meant in this article.

1.          The Board shall keep a register including the names and addresses of all Shareholders. The register may be kept in an electronic form. The Board may appoint a registrar to keep the register on behalf of the Company. The register may be kept in several copies and in several places. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

2.          The Board, and the registrar if applicable, shall be authorized to provide the authorities with information and data contained in the register of shareholders or have the same inspected to the extent that this is requested to comply with applicable foreign legislation or rules of the stock exchange where the Company’s Shares are listed.

It is proposed to amend this article to bring it in line with market practice for listed entities.

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3.          The register shall be kept accurate and up to date. The Board shall determine the form and contents of the register with due observance of the provisions of Article 5 paragraphs 1 and 2.

4.          On application by a Shareholder, a usufructuary or a pledgee of Shares, the Board shall furnish an extract from the register, free of charge, insofar as it relates to his rights in a Share. If a right of usufruct is vested on a Share or if a Share is pledged, the extract also sets forth who is entitled to exercise the voting rights attached to the Share and who is entitled to attend the General Meeting.

5.          The Board shall be authorized to provide the authorities with information and data contained in the register of shareholders or have the same inspected to the extent that this is requested to comply with applicable foreign legislation or rules of the stock exchange where the Company’s Shares are listed.

Article 14. Appointment and nomination. Suspension and dismissal. Remuneration.	Article 14. Appointment and nomination. Suspension and dismissal. Remuneration.

3.          Executive and Non-Executive Directors shall be appointed as such by the General Meeting at the binding nomination of the Non-Executive Directors, and for such term as proposed by the Non-Executive Directors, provided that the term of office of a Director shall expire at the close of the first annual General Meeting held following the expiry of the term of his appointment, without prejudice to article 14 paragraph 3. A Director may be reappointed one or more times, with due observance of this paragraph and paragraph 3.

1.          Executive and Non-Executive Directors shall be appointed as such by the General Meeting at the binding nomination of the Non-Executive Directors, and for such term as proposed by the Non-Executive Directors, provided that the term of office of a Director shall expire at the close of the first annual General Meeting held following the expiry of the term of his appointment. A Director may be reappointed one or more times, with due observance of this paragraph.

In connection with the De-SPAC transaction of the Company, it was agreed that Mr. Barry Engle would serve as a non-executive director of the Company withing the first three years following the Closing Date (such date ending on September 14, 2024). Mr. Barry Engle will, as of the date of the extraordinary general meeting of shareholders no longer serve as a member of the Board. In addition, at the date of the extraordinary general meeting of shareholders, three years have lapsed since the Closing Date. Consequently, it is proposed to delete any provision in the articles of association (including any reference to such provision) that applied in the first three years following the Closing Date.

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4.          Without prejudice to paragraph 3 of this article, if a Director is to be appointed, the Non-Executive Directors shall make a binding nomination of at least the number of persons prescribed by law by a majority decision.

5.          As of the Closing Date, Barry Engle shall be a Non-Executive Director. Barry Engle shall, in deviation of paragraph 1 of this article 14, serve a three (3) year term. On the termination of Barry Engle’s first three (3) year term, the Qell Group shall be entitled (but not obliged), to nominate Barry Engle to be appointed as Non-Executive Director for an additional three (3) year term.

6.          The General Meeting may at all times overrule the binding nomination by at least a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overruled the binding nomination, the Non-Executive Directors shall make a new nomination and a new General Meeting is called at which the resolution for appointment of a Director shall require at least a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half of the issued share capital, notwithstanding article 14 paragraph 3. The nomination shall be included in the notice of the General Meeting at which the appointment shall be considered.

2.          If a Director is to be appointed, the Non-Executive Directors shall make a binding nomination of at least the number of persons prescribed by law by a majority decision.

3.          The General Meeting may at all times overrule the binding nomination by at least a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overruled the binding nomination, the Non-Executive Directors shall make a new nomination and a new General Meeting is called at which the resolution for appointment of a Director shall require at least a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half of the issued share capital. The nomination shall be included in the notice of the General Meeting at which the appointment shall be considered.

4.          If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the General Meeting shall be free to appoint a Director at its discretion. A resolution to appoint a Director that was not nominated by the Non-Executive Directors, may only be appointed by a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half the issued share capital. With regard to subjects referred to in this paragraph and the previous paragraph, a second General Meeting may not be convened pursuant to Section 2:120 paragraph 3 DCC.

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7.          If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the General Meeting shall be free to appoint a Director at its discretion. A resolution to appoint a Director that was not nominated by the Non-Executive Directors, may only be appointed by a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half the issued share capital. With regard to subjects referred to in this paragraph and the previous paragraph, a second General Meeting may not be convened pursuant to Section 2:120 paragraph 3 DCC.

8.          A Director may at any time be suspended or dismissed by the General Meeting. A resolution of the General Meeting to suspend or dismiss a Director other than pursuant to a proposal by the Board shall require a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half the issued share capital. If and to the extent permitted by law, an Executive Director may also be suspended by the Board.

9.          Every suspension may be extended one or more times, but the total term of suspension cannot exceed three (3) months. If the General Meeting does not terminate the suspension or resolve to dismiss the respective Director within this period, the suspension ends.

5.          A Director may at any time be suspended or dismissed by the General Meeting. A resolution of the General Meeting to suspend or dismiss a Director other than pursuant to a proposal by the Board shall require a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half the issued share capital. If and to the extent permitted by law, an Executive Director may also be suspended by the Board.

6.          Every suspension may be extended one or more times, but the total term of suspension cannot exceed three (3) months. If the General Meeting does not terminate the suspension or resolve to dismiss the respective Director within this period, the suspension ends.

7.          The Company must establish a policy for the remuneration of the Directors, which shall at least describe the items referred to in Section 2:383c up to and including Section 2:383e DCC, to the extent that these relate to the Directors. The remuneration policy is adopted by the General Meeting at the proposal by the Board.

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10.       The Company must establish a policy for the remuneration of the Directors, which shall at least describe the items referred to in Section 2:383c up to and including Section 2:383e DCC, to the extent that these relate to the Directors. The remuneration policy is adopted by the General Meeting at the proposal by the Board.

11.       The remuneration of the Executive Directors shall be determined by the Board with due observance of the remuneration policy adopted by the General Meeting. The remuneration of the Non-Executive Directors shall be determined by the General Meeting with due observance of the remuneration policy adopted by the General Meeting.

12.       A proposal with respect to remuneration schemes in the form of Shares or rights to Shares is submitted by the Board to the general meeting for its approval. This proposal must set out at least the maximum number of Shares or rights to Shares to be granted to the Directors and the criteria for granting or amendment. The lack of approval referred to in this paragraph does not affect the authority of the Board or the Directors to represent the Company.

13.       The appointment of a Director in itself does not constitute an employment contract between the Director and the Company. An employment contract between the Company and a Director is prohibited.

8.          The remuneration of the Executive Directors shall be determined by the Board with due observance of the remuneration policy adopted by the General Meeting. The remuneration of the Non-Executive Directors shall be determined by the General Meeting with due observance of the remuneration policy adopted by the General Meeting.

9.          A proposal with respect to remuneration schemes in the form of Shares or rights to Shares is submitted by the Board to the general meeting for its approval. This proposal must set out at least the maximum number of Shares or rights to Shares to be granted to the Directors and the criteria for granting or amendment. The lack of approval referred to in this paragraph does not affect the authority of the Board or the Directors to represent the Company.

10.       The appointment of a Director in itself does not constitute an employment contract between the Director and the Company. An employment contract between the Company and a Director is prohibited.

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Article 26.	Article 26.

5.          A resolution of the General Meeting to amend these articles of association as result of which article 14 paragraph 3 or this article 26 paragraph 5 is amended or abolished, requires within the first three years after the Closing Date a majority of at least eighty-five percent (85%) of the votes cast in a meeting in which at least eighty-five percent (85%) of the issued and outstanding share capital is present of represented. A second general meeting as referred to in Section 2:120 paragraph 3 DCC cannot be convened.

N/A

At the date of the extraordinary general meeting of shareholders, three years have lapsed since the Closing Date. Consequently, it is proposed to delete any provision in the articles of association (including any reference to such provision) that applied in the first three years following the Closing Date.

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